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[Cendant Logo]

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida  33157

Attention:  Mr. R. Kirk Landon, Chairman

Dear Members of the Board:

         We appreciate that you find yourselves in a difficult position since the AIG contract purports to eliminate your ability to reply to any party interested in acquiring your company for 120 days following your agreement to sell it to AIG. Thus, we recognize that you may believe you are not able to reply to this letter. Nevertheless, we felt it important to make clear to you our position on certain matters of importance to you, your company and its shareholders.

         It is regrettable that AIG's acquisition agreement places you in this untenable position; it does not appear that AIG is prepared to adjust its agreement to address your current circumstances. Our litigation is intended to offer you and your shareholders relief from this quandary, and to free you as board members to pursue the best interests of your shareholders. We want to assure you that our goals in this litigation are not punitive. We understand that to be unable to react to new facts and new opportunities would be deeply frustrating for any board - we hope that soon you will be able to regain control of your situation.

         Despite the agreement with AIG, we believe you still retain several tools to advance your shareholders' best interests. It is never too late for you to put forward a revised recommendation based on the most recent facts and the most recent opportunities for your shareholders. We believe your shareholders would respect and applaud your flexibility and responsiveness.

         We urge you to take advantage of these opportunities and to communicate to your shareholders that

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American Bankers Insurance Group, Inc.
February 3, 1998
Page 2


you are committed to advancing their interests, and to demonstrate that you recognize events have changed matters and that you are working to maximize shareholder value.


         We would also like to clearly address one point that we believe has not been adequately discussed in the press: our commitment to Florida and to your company. We will maintain the company's headquarters in Miami. We do not plan to close any major facilities or dismiss their employees. We believe your company has built a remarkable franchise in its industry and we will be very careful not to jeopardize this asset. We believe this commitment to your community and to your people is much stronger than that of AIG. The insurance expertise of American Bankers' people and the insurance infrastructure of the company are clearly an asset that Cendant values highly. Hence our ability to make this commitment to you which we would include in an agreement with you offering real protection to your people Our premise in making our acquisition proposal is the promise of business growth at American Bankers, not expense reduction.

         We believe our proposed commitments are materially better than AIG's vague "statement of intent" with respect to your Florida headquarters and the absence in AIG's agreement of any guarantees regarding the continued employment of your people or maintenance of existing operations. The information in AIG's proxy statement indeed leads us to suspect they could not make these commitments. In particular, AIG's constant focus on expense savings in all of your discussions (page 21--22) indicates that consolidating ABI's insurance infrastructure into AIG is vital to its investment thesis. It is certainly telling that in July Mr. Greenberg thought your historical results and current cost structure made a transaction "unlikely." After receiving detailed analysis of the synergies and expense savings AIG could reap (p. 22), he switched to "serious interest" in September. As leaders of one of the largest service companies in the world, we know of only one way to swiftly cut expenses in a service business - close offices, reduce headcount.

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American Bankers Insurance Group, Inc.
February 3, 1998
Page 3


         Again, we would like to reemphasize there is no reason why our merger would not close swiftly. Our regulatory filings in your six domicile states are complete - we have already been approved to write insurance in several states and are familiar with the requirements. And funds continue to be fully available to quickly complete a transaction.

         Again, we would prefer to engage in a direct dialogue with you. Your track record as a board and as individuals gives us confidence that you would quickly come to understand our vision of the opportunities that the joining of our two companies could realize. We believe, however, that upon consideration of the facts - the superior value and the compelling benefits of this combination -- that your shareholders and you, their board, will soon be able to recognize that joining with Cendant is in everyone's long-term best interest and that you will ultimately decide in favor of our proposal.


                   Sincerely yours,

                   /s/ Henry R. Silverman         /s/ Walter A. Forbes
                   --------------------------     --------------------------
                   Henry R. Silverman             Walter A. Forbes